UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 21)

                 Under the Securities Exchange Act of 1934

                             BAAN COMPANY N.V.
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               Victoria Hull
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 28, 2001
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 8044 10 4

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       219,219,894

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    219,219,894

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    219,219,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    82.0%

14  TYPE OF REPORTING PERSON*

    00 (private limited company organized under the laws of England and Wales)


*  Based on 267,338,018 common shares of Baan Company N.V. outstanding.

                             SCHEDULE 13D

CUSIP No. 8044 10 4

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS HOLDING LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       219,219,894

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    219,219,894

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    219,219,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    82.0%

14  TYPE OF REPORTING PERSON*

    00 (private limited company organized under the laws of England and Wales)


*  Based on 267,338,018 common shares of Baan Company N.V. outstanding.

                      AMENDMENT NO. 21 TO SCHEDULE 13D

          This Amendment No. 21 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 21 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 21 as follows:

ITEM 2:  IDENTITY AND BACKGROUND.
         -----------------------

          This Amendment No. 21 updates, as of September 28, 2001, information with respect to the directors and executive officers of Parent and Offeror as set forth on Schedule I attached to the Schedule 13D by amending and restating Schedule I in its entirety in the form of Schedule I attached to this Amendment No. 21.

ITEM 4:  PURPOSE OF THE TRANSACTION.
         --------------------------

          Item 4 is hereby amended and supplemented to add the following information following the last paragraph of Item 4:

          "On October 6, 2000, the Shares were de-listed from Nasdaq.

          In a press release dated September 28, 2001, Baan Company N.V. announced a delay in its contemplated liquidation and that Invensys plc is examining proposals to allow remaining shareholders to receive an amount equal to their liquidation payment without waiting for the formal liquidation to be completed. A copy of the press release is attached hereto as Exhibit N to this Schedule 13D and is incorporated herein by reference."

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

          Item 5(a) is hereby amended and restated in its entirety to read as follows:

          "(a) As of September 28, 2001, the Reporting Persons beneficially own 219,219,894 Shares of the Company which represent in the aggregate approximately 82.0% of the outstanding Shares."

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        ---------------------------------------------------------------------

          Paragraph 8 of Item 6 of Schedule 13D and the table which appears therein is amended to add purchases of 86,771 Shares at a price of
(euro)2.80 per Share, on September 18, 2000, and to report the purchase of 2,468,094 Shares during the period from September 21, 2000 through October 27, 2000. Paragraph 8 of Item 6 is amended and restated in its entirety as follows:

          "The table below sets forth purchases of Shares by Invensys Holdings Limited through its agent GSI, from June 2, 2000 through September 20, 2000.

                                                                 Approximate Price Per Share (euro)
                       Date        No. of Shares Purchased           (exclusive of commissions)
                       ----        -----------------------           --------------------------

                       6/02/00          1,096,382                               2.81
                       6/05/00          5,500,000                               2.81
                       6/06/00          4,043,133                               2.83
                       6/07/00          2,220,629                               2.83
                       6/08/00          3,536,160                               2.83
                       6/09/00          1,222,736                               2.85
                       6/13/00             54,087                               2.85
                       6/14/00            500,000                               2.85
                       6/15/00            774,730                               2.85
                       6/16/00          1,000,000                               2.85
                       6/19/00          2,415,000                               2.85
                       6/20/00          1,500,000                               2.85
                       6/21/00          1,461,653                               2.85
                       6/22/00            765,500                               2.85
                       6/23/00            873,840                               2.85
                       6/26/00          1,016,463                               2.85
                       6/27/00            800,000                               2.85
                       6/28/00            800,342                               2.85
                       6/30/00          2,027,500                               2.85
                       7/03/00          1,672,308                               2.85
                       7/04/00          2,290,012                               2.85
                       7/05/00          1,542,115                               2.85
                       7/06/00            508,202                               2.84
                       8/01/00             11,357                               2.80
                       8/30/00            170,452                               2.80
                       8/31/00            277,461                               2.80
                       9/01/00            190,000                               2.80
                       9/04/00            115,000                               2.80
                       9/05/00             74,100                               2.80
                       9/06/00            200,000                               2.80
                       9/07/00            360,085                               2.80
                       9/08/00            228,000                               2.80
                       9/11/00            158,651                               2.80
                       9/12/00             32,287                               2.80
                       9/13/00            170,291                               2.80
                       9/14/00            175,000                               2.80
                       9/15/00            170,034                               2.80
                       9/18/00             86,771                               2.80
                       9/20/00            125,000                              2.80"

          Item 6 is further amended by adding a new paragraph set forth below immediately following the amended and restated paragraph 8:

          "From September 21, 2000 through October 27, 2000, Invensys Holdings Limited through its agent GSI purchased 2,468,094 Shares."


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

          Item 7 is supplemented by adding the following:

          "Exhibit N: Press release, dated September 28, 2001, issued by Baan Company N.V."

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2001


                                      INVENSYS HOLDINGS LIMITED


                                 By:      /s/  John R. W. Clayton
                                         --------------------------
                                         Name:    John R.W. Clayton
                                         Title:   Director



                                        INVENSYS PLC


                                 By:      /s/  John R. W. Clayton
                                         --------------------------
                                         Name:    John R.W. Clayton
                                         Title:   Company Secretary

                                SCHEDULE I.

     Schedule I - Directors and Executive Offices of Parent and Offeror



          The names and ages of the directors and executive officers of Parent and Offeror, and their present principal occupations, are set forth below. The business address of each individual is Carlisle Place, London SW1P 1BX England and, unless otherwise indicated, each individual is a citizen of the United Kingdom.


                                                                PARENT


NAME AND AGE                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                      WITH PARENT; MATERIAL POSITIONS HELD DURING
                                                      THE PAST FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------

Lord Marshall of Knightsbridge (67)                   Chairman since June 1998 and Deputy Chairman from January 1998 until June 1998. Chairman of British Airways Plc since 1993.
                                                      Chairman of Inchcape plc since 1996 and Deputy Chairman of
                                                      British Telecommunications since 1995.  Non-Executive Director of HSBC Holdings plc.  President of the Confederation of
                                                      British Industry from May 1996 until July 1998. Member of the
                                                      Board of the New York Stock Exchange from June 1994 to May
                                                      2000.

Allen Yurko (50)FN1                                   Member of Board of Directors since 1991, Chief Executive since
                                                      February 1999, Managing Director and Chief Executive Officer
                                                      from January 1994 until February 1999, and Managing Director and Chief Operating Officer from October 1992 until January
                                                      1994. Member of the Board of Directors of Tate & Lyle plc
                                                      since April 1996.

Richard Haythornthwaite (44)                          Member of Board of Directors since July 2001 and Chief
                                                      Executive Designate effective October 1, 2001. Member of Board of Directors of Cookson Group plc since November 1999,
                                                      Imperial Chemical Industries PLC since February 2000 and
                                                      Lafarge SA since September 2001. Chief Executive Officer of Blue
                                                      Circle Industries plc from July 1999 until July 2001.
                                                      Corporate and Commercial Director of Premier Oil plc from 1995 until 1997.

Kathleen O'Donovan (44)                               Member of Board of Directors and Chief Financial Officer since
                                                      February 1999. Member of Board of Directors of BTR since July
                                                      1991 and Finance Director of BTR from July 1991 until February
                                                      1999. Member of Board of Directors to the Court of The Bank of
                                                      England since August 1999 and EMI plc since March 1998.
------------------------------
1  Allen Yurko has resigned from our Board of Directors effective January
   31, 2001. He has also resigned from the position of Chief Executive Officer effective September 30, 2001. Richard Haythornthwaite will assume the Chief
   Executive position as of October 1, 2001. Allen Yurko is a citizen of the
   United States of America.




Robert Bauman (70)FN2                                 Member of Board of Directors since February 1999. Member of
                                                      Board of Directors of BTR since August 1997 and Chairman of
                                                      BTR from May 1998 until February 1999. Member of Board of
                                                      Directors of Morgan Stanley since April, 1996. Chief Executive of SmithKline Beecham plc from July 1989 until April 1994.
                                                      Chairman of British Aerospace plc from May 1994 until April
                                                      1998.

Sir Philip Beck (66)                                  Member of Board of Directors since 1991, Chairman from March
                                                      1998 until June 1998 and Deputy Chairman from June 1998 until
                                                      February 1999. Chairman of Railtrack plc from July 1999 to
                                                      July 2001. Member of Board of Directors of Delta plc since
                                                      August 1994. Member of Board of Directors of Kitagawa Europe
                                                      Limited since June 1990. Chairman of John Mowlem and Company plc from 1979 until 1995.

Rolf Borjesson (59)FN3                                Member of Board of Directors since July 1998. Chief
                                                      Executive and Managing Director of Rexam PLC since July 1996.
                                                      Member of Board of Directors of Midway Holding AB since May
                                                      1995. Member of Board of Directors of Svenska Handelsbanken AB
                                                      since August 1995. Chief Executive of PLM AB from March 1988 until June 1996.

Hugh Collum (61)                                      Member of Board of Directors since October 1998. Executive
                                                      Vice President and Chief Financial Officer of SmithKline
                                                      Beecham plc from 1989 until 1998. Member of Board of Directors of Whitehead Mann Group plc since 1997, Safeway plc since
                                                      1997, and South African Breweries plc since 1999.
                                                      Non-Executive Chairman of Chiroscience Group plc since 1998.
                                                      Member of Board of Directors of British Nuclear Fuels plc
                                                      since July 1999 becoming Chairman in October 1999. Member of the Board of Directors of Celltech Group plc since
                                                      August 1999.

Sir Graham Hearne (63)                                Member of Board of Directors since February 1999. Member of
                                                      Board of Directors of BTR since June 1998. Chairman of
                                                      Enterprise Oil since 1991. Chairman of Novar plc since July
                                                      2001 and Deputy Chairman of Gallagher Group plc since May
                                                      1997. Member of Board of Directors of N.M. Rothschild & Sons
                                                      Limited since 1977, Rothschilds Continuation Limited since
                                                      1997 and Sea Scope Shipping Holdings since October 1999.

Simon Robertson (60)                                  Member of Board of Directors since February 1999. Member of
                                                      Board of Directors of BTR since March 1997. Managing Director of Goldman Sachs International since September 1997. Chairman of Kleinwort Benson Group plc ("Kleinwort") from 1996 until
                                                      1997 and Deputy Chairman of Kleinwort from
                                                      1992 until 1996. Member of Board of Directors of Inchcape plc since May 1996, Berry Bros. & Rudd since June 1998 and The
                                                      London Stock Exchange Limited from July 1998.

Bruce Henderson (52)                                  Division Chief Executive of Software Systems division since
                                                      August 2000. Division Chief Executive, Intelligent Automation
                                                      since September 1999. Divisional Chief Executive, Invensys
                                                      Controls division February 1999 to September 1999. President of Invensys appliance controls business July 1995 to February
                                                      1999.  Vice President, General Manager of Electronic
                                                      Convenience Systems of TRW Inc., 1994 to July 1995.

Regina Hitchery (52)                                  Senior Vice President and Director of Human Resources since
                                                      September 1999.  Vice President, Human Resources with Carrier
                                                      Corporation from January 1993 until August 1999.

Bob Hitt (44)                                         Division Chief Executive, Automation Systems division since
                                                      October 2000. President of Climate Controls from June 1997 to
                                                      September 2000 and Vice President General Manager for
                                                      Appliance Control from September 1995 to May 1997.

Victoria Hull (39)                                    Senior Vice President and General Counsel since July 2001.
                                                      General Counsel, Company Secretary and an Executive Director
                                                      of Telewest Communications plc from 1994 until August 2000.
                                                      Solicitor in the corporate finance department of Clifford
                                                      Chance LLP from 1987 to 1994.

 Roderick Powell (53)                                 Division Chief Executive, Control Systems division since
                                                      January 2000.  President of Invensys Metering Systems January
                                                      1998 to December 1999. President of the Fujitsu-ICL Retails
                                                      Systems Division and Chief Executive of Fujitsu-ICL Inc from
                                                      1994 to 1998.

 John Saunders (58)                                   Senior Vice President, Corporate Strategy and Development
                                                      since February 1999. Director, Corporate Strategy and
                                                      Development of BTR plc from January 1996 until February 1999.
                                                      Senior Vice President and Director Corporate Strategy at
                                                      SmithKline Beecham plc from 1988 until 1994.

 Victoria Scarth (50)                                 Senior Vice President, Corporate Marketing and Communications
                                                      since July 2000.  From 1988 to July 2000, held a number of senior positions with Premier Farnell plc.

 John Clayton (50)                                    Company Secretary and Group Senior Counsel from November
                                                      1999.  Company Secretary and Director of Legal and
                                                      Secretariat, Guardian Royal Exchange plc from May 1992 to
                                                      October 1999.
-------------------------------
2   Citizen of the United States of America.
3   Citizen of Sweden.



                                                       INVENSYS HOLDINGS LIMITED

                                                   DIRECTORS AND EXECUTIVE OFFICERS


R P A Coles (58)                                             Member of Board of Directors since April
                                                             1994. Secretary of the company from 1991 to
                                                             February 2000. Group Senior Counsel of
                                                             Parent since February 1999 and Director of
                                                             Legal Affairs and Company Secretary of
                                                             Parent from 1988 until February 1999.

 John Clayton (50)                                           Member of Board of Directors since August
                                                             2000. (See employment details above.)

 Adam Cochrane (44)                                          Member of Board of Directors since May
                                                             2001. Appointed Deputy Chief Financial
                                                             Officer of Parent on November 1, 2000.
                                                             Divisional Finance Director for Burmah
                                                             Castrol plc, July 1999 to November 2000.

 Rachel Spencer (35)                                         Member of the Board of Directors since
                                                             August 2000. Deputy Secretary of Parent
                                                             since February 1999. From September 1989 to
                                                             February 1999, held a number of Company
                                                             Secretarial positions with BTR plc.

Invensys Secretaries Limited                                 Corporate Secretary of the Company since
                                                             February 2000.